UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 29, 2017, a wholly-owned subsidiary of Gazit-Globe Ltd. (the “Gazit Shareholder”) entered into a pre-arranged trading plan to sell a portion of its equity holdings in Regency Centers Corporation (“Regency”).

The trading plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Using these types of plans, insiders can sell securities over an extended period of time, while complying with insider trading laws.

Under the trading plan, the Gazit Shareholder may sell up to 2,500,000 shares of Regency’s common stock in the aggregate. Sales of these shares by the Gazit Shareholder may occur during specified periods between January 2018 and March 31, 2018, unless terminated sooner in accordance with the trading plan’s terms.

Transactions under this plan will be reported to the Securities and Exchange Commission in accordance with applicable securities laws, rules and regulations. We do not undertake to report any modifications or termination of this plan, except to the extent required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 29, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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